# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Mountain Guardian III BDC, L.L.C., CIK 0001781870
CUSIP: 000000000
Title of class of securities: Units of Limited Liability Company Interests
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/17/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144204-19-044613
Filed by CIK 0001788215

## Reporting persons
- Teachers' Retirement Allowances Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Manitoba Canada (A2); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: New Mountain Guardian III BDC, L.L.C.
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, NY 10019

## Item 2. Person Filing
Name of person filing: Teachers' Retirement Allowances Fund
Address of principal business office or, if none, residence: 330 - 25 Forks Market Road, Winnipeg, MB R3C 4S8, Canada
Citizenship: Manitoba, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A pension plan created by statute under the laws of Manitoba, Canada.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a pension plan created by statute under the laws of Manitoba, Canada is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Teachers' Retirement Allowances Fund: /s/ Kaely Zettel, Kaely Zettel/General Counsel & Corporate Secretary (12/19/2024)